FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                               September 4, 2001


                           FRISCO BAY INDUSTRIES LTD.
                -------------------------------------------------
                 (Translation of registrant's name into English)


                              160 Graveline Street
                               St. Laurent, Quebec
                                     H4T 1R7
                -------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   x     Form 40-F
                                -----             -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes        No   x
                                 -----     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

Changes in Registrant's Certifying Accountant

            On July 18, 2001, the management of Frisco Bay Industries Ltd. (the "Company"), a corporation constituted under the Canada Business Corporations Act, terminated the Company's relationship with Ernst & Young LLP, the principal independent accountants of the Company. There were no disagreements with Ernst & Young LLP which were not resolved on any matter, including any matter concerning accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Ernst & Young LLP, as the Company's principal independent accountant, did not provide an adverse opinion or disclaimer of opinion to the Company's financial statements, nor modify its opinion as to uncertainty, audit scope or accounting principles.

            On August 24, 2001, the Company held its Annual Meeting of Shareholders (the "Meeting"). At the Meeting, the Company's shareholders ratified the appointment of Richter, Usher & Vineberg, Chartered Accountants, to serve as the Company's independent accountants.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    FRISCO BAY INDUSTRIES LTD.



September 4, 2001                   By: /s/ Heather Halickman
                                        ------------------------------------
                                        Name:   Heather Halickman
                                        Title:  Vice President, Human Resources
                                                and Secretary